November 4, 2024

Via Edgar Transmission

Mr. Thomas Jones / Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Majestic Ideal Holdings Ltd Amendment No. 1 to Registration Statement on Form F-1 Filed October 23, 2024 File No. 333-282499

Dear Mr. Jones / Ms. Ingram:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 1, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Registration Statement on Form F-1 filed October 23, 2024
Compensation of Directors and Executive Officers, page 91

1.	Please update your compensation disclosure to reflect the fiscal year ended September 30, 2024. Currently, your disclosure is as of March 31, 2024.

Response:

We respectfully advise the Staff that we have amended the disclosure on page 91 to reflect the above.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com